Exhibit (a)(5)(G)

IN HOWARD COUNTY CIRCUIT COURT, MARYLAND

TIFFANI BOUDREAUX	)	Case No. 13C1499520
8127 Birch Street	)
New Orleans, LA 70118)
Individually on Behalf of Herself and All	)	CLASS ACTION
Others Similarly Situated,	) )
Plaintiff,	)
v.	)	COMPLAINT BASED UPON
	)	SELF-DEALING AND BREACH
MICROS SYSTEMS, INC.	)	OF FIDUCIARY DUTY
7031 Columbia Gateway Drive	)
Columbia, MD 21046,	) )
PETER A. ALTABEF	)
7303 Meadow Lane	)
Chevy Chase, MD 20815,	) )
A. L. GIANNOPOULOS	)
10415 Queensway Drive	)
Ellicott City, MD 21042,	)
LOUIS M. BROWN, JR.	) )
4801 Maury Lane	)
Alexandria, VA 22304,	)
B. GARY DANDO	) )
7802 Stable Way	)
Potomac, MD 20854,	) )
F. SUZANNE JENNICHES	)
5222 Harpers Farm Road	)
Columbia, MD 21044,	)
JOHN G. PUENTE	) )
10500 Willowbrook Drive	)
Potomac, MD 20854,	)
DWIGHT S. TAYLOR	) )
2432 Still Forest Road	)
Pikesville, MD 21208,	) )
ORACLE CORPORATION	)
500 Oracle Parkway	)
Redwood City, CA 94065,	)
[caption continued on the next page]	) ) )

)
OC ACQUISITION LLC	)
c/o Registered Agent	)
Raymond C. Shockley, Esq.	)
3509 Coastal Highway	)
Ocean City, MD 21842,	)
)
-and-)
)
ROCKET ACQUISITION CORPORATION	)
c/o Registered Agent	)
Corporation Service Company	)
2711 Centerville Road, Suite 400)
Wilmington, DE 19808,	)
)
Defendants.	)
)

SUMMARY OF THE ACTION

1.      This is a shareholder class action brought by plaintiff on behalf of all the holders of MICROS Systems, Inc. (“Micros” or the “Company”) stock (the “Class”) against Micros, the members of Micros’ Board of Directors (the “Board” or “Individual Defendants”), Oracle Corporation (“Oracle”), OC Acquisition LLC (“OC Acquisition”), and Rocket Acquisition Corporation (“Merger Sub”). This action seeks to enjoin defendants from further breaching their fiduciary duties in their pursuit of a sale of the Company at an unfair price through an unfair and self-serving process to Oracle. Defendants announced on June 23, 2014, that the Board had agreed to sell Micros to Oracle for approximately $5.3 billion in cash through a tender offer (the “Proposed Acquisition”). Micros’ shareholders who tender their shares or are cashed out upon completion of the tender offer will receive $68 in cash for each share of Micros common stock they own (the “Proposed Consideration”).

2.      Micros designs, manufactures, markets, and services enterprise applications solutions for food and beverage, hotel, and retail industries worldwide. In particular, Micros sells internet connected cash registers and the software that runs them. The Company is the leader in its field, posting consistent growth. In its last quarter, the Company’s results beat analysts’ net income estimates by 10% ($55 million versus estimates of $50 million) and earnings per share by 9% ($0.72 per share versus estimates of $0.66 per shares). In fact, Micros has beat analysts’ comparable sales estimates in each of the last four quarters. Finally, Micros recently increased its fiscal 2014 guidance, now stating that it will have revenue between $1.360 billion and $1.385 billion and non-generally accepted accounting principles (“GAAP”) earnings per share (“EPS”) between $2.53 to $2.57, up from revenue between $1.320 billion and $1.345 billion, and non-GAAP EPS between $2.46 and $2.51. Micros’ results are no surprise, as the retail and hospitality industry, the industries that the Company serves, is currently booming as the global recession ends.

3.      Despite the Company’s impressive recent results, and strong long-term health, the Individual Defendants have chosen to sell the Company now at a price that is grossly unfair. The Individual Defendants have chosen to sell Micros to Oracle in order to lock up significant personal benefits. In particular, the top directors and officers of the Company hold approximately 5.7% the Company’s stock.1 This large block makes their holdings basically illiquid, unless a large company such as Oracle decides to buy Micros. The leadership team of Micros also is staying on at Oracle after the close of the Proposed Acquisition. Thus, not only are the top executives at the Company getting cashed out of their illiquid holdings, they are getting to keep their jobs.

4.      In their rush to sell the Company to Oracle, the Individual Defendants negotiated a plainly unfair price for Micros’ shareholders. The Proposed Consideration is only a 20.8% premium to the monthly average of the trading price of the Company’s stock before the announcement of the Proposed Acquisition. In comparison, over the past three years, the average premium for acquisitions in the systems software industry worth between $1 billion and $10 billion was almost 33%. In addition, the Proposed

1 This percentage includes granted but unvested stock options.

Consideration drastically undervalues the Company when compared to its peers.2 When Micros’ value is calculated using multiples similar to its peers, the Company is really worth around $80 per share.

5.       Oracle is well aware that the Company’s shareholders are getting an unfair price. Oracle and Micros have worked together for fifteen years, and thus, Oracle knows firsthand the Company’s true intrinsic value. Furthermore, Oracle has stated that the Proposed Acquisition will be immediately accretive to its earnings, a sure sign that it is getting a sweetheart deal.

6.      The Board further breached its fiduciary duties by agreeing to preclusive deal protection devices in connection with the Agreement and Plan of Merger the Company entered into dated June 22, 2014 (the “Merger Agreement”), which all but ensure that the inadequate Proposed Acquisition will be consummated. These provisions, which further undermine shareholder value by precluding competing offers for the Company from emerging, include: (i) a no-solicitation provision prohibiting the Company from properly shopping itself; (ii) a four business-day matching rights period during which Oracle has the option to match any superior proposal received by the Company; and (iii) a termination fee of $157,780,000 payable by the Company to Oracle in the event that, among other things, an unsolicited superior offer materializes and is accepted. Collectively, these provisions reflect an attempt by the Individual Defendants to lock up the Proposed Acquisition at a price that grossly undervalues the Company, thereby securing for themselves the personal financial benefits they have negotiated for

2 The Company’s “peers” are VeriFone Systems, Inc., Informatica Corporation, Open Tex Corporation, ACI Worldwide, Inc., and Demandware, Inc.

and at an inadequate price, each of the defendants has violated applicable law by directly breaching and/or aiding and abetting the other defendants’ breaches of their fiduciary duties of loyalty and due care, among others. This action seeks to enjoin the Individual Defendants from further breaching their duties in connection with the Proposed Acquisition. Specifically, to remedy the defendants’ legal violations as set-forth herein, plaintiff seeks, inter alia: (i) injunctive relief preventing consummation of the Proposed Acquisition unless and until the Company adopts and implements a procedure or process designed to obtain a transaction that provides the best possible terms for shareholders; (ii) a directive to the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Micros’ shareholders; and (iii) rescission of, to the extent already implemented, the Merger Agreement or any of the terms thereof.

JURISDICTION AND VENUE

8.      This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this County, or is an individual who has sufficient minimum contacts with Maryland so as to render the exercise of jurisdiction by the Maryland courts permissible under traditional notions of fair play and substantial justice.

9.      Venue is proper in this Court because one or more of the defendants either resides in this County, incorporated in this state, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to Micros occurred in this County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

PARTIES

10.      Plaintiff Tiffani Boudreaux is, and at all times relevant hereto, was a shareholder of Micros.

11.      Defendant Micros is a Maryland corporation with principal executive offices located at 7031 Columbia Gateway Drive, Columbia, Maryland. Defendant Micros is leading worldwide designer, manufacturer, marketer, and servicer of enterprise applications solutions for the global food and beverage, hotel and retail industries. The Company’s applications include point of sale, property management, central systems, business intelligence, eCommerce, loyalty, customer relationship marketing (CRM), loss prevention, distributed order management, labor management, inventory management, and merchandise planning solutions. Upon completion of the Proposed Acquisition, defendant Micros will become a wholly owned subsidiary of defendant OC Acquisition.

12.      Defendant Peter A. Altabef (“Altabef”) is President, Chief Executive Officer (“CEO”), and a director of Micros and has been since January 2013.

13.      Defendant A. L. Giannopoulos (“Giannopoulos”) is Chairman of the Board of Micros and has been since April 2001 and a director and has been since March 1992. Defendant Giannopoulos was also the Company’s President and CEO from May 1993 to December 2012. Defendant Giannopoulos retired as an employee of Micros effective June 30, 2013.

14.      Defendant Louis M. Brown, Jr. (“Brown”) is a Micros director and has been since 1977. Defendant Brown was also Chairman of the Board of Micros from January 1987 to April 2001 and President and CEO from January 1986 to January 1987.

15.       Defendant B. Gary Dando is a Micros director and has been since November 2003.

16.      Defendant F. Suzanne Jenniches (“Jenniches”) is a Micros director and has been since 2008. Defendant Jenniches was also a Micros director from October 1996 to November 2003.

17.      Defendant John G. Puente is a Micros director and has been since May 1996.

18.      Defendant Dwight S. Taylor is a Micros director and has been since 1997.

19.      Defendant Oracle is a Delaware corporation with principal executive offices located at 500 Oracle Parkway, Redwood City, California. Defendant Oracle is the world’s largest provider of enterprise software and a leading provider of computer hardware products and services that are engineered to work together in the cloud and in the data center.

20.      Defendant OC Acquisition is a Delaware limited liability company and wholly owned subsidiary of defendant Oracle. Upon completion of the Proposed Acquisition, defendant Micros will become a wholly owned subsidiary of defendant OC Acquisition.

21.      Defendant Merger Sub is a Maryland corporation and wholly owned subsidiary of defendant OC Acquisition. Upon completion of the Proposed Acquisition, defendant Merger Sub will merge with and into defendant Micros and cease its separate corporate existence.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

22.      Under Maryland law, directors owe shareholders fiduciary duties of care and loyalty. To diligently comply with these duties, when engaging in a change of control transaction, the directors, here being the Individual Defendants, may not take any action that:

(a)      adversely affects the value provided to the corporation’s shareholders;

(b)      will discourage, inhibit, or deter alternative offers to purchase control of the corporation or its assets;

(c)      contractually prohibits themselves from complying with any of their fiduciary duties;

(d)      will otherwise adversely affect their duty to secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e)      will provide them (or the officers of the corporation) with preferential treatment at the expense of, or separate from, the public shareholders.

23.      Additionally, in accordance with their duties of loyalty and care, the Individual Defendants, as officers and/or directors of Micros, are further obligated under Maryland law to refrain from:

(a)      participating in any transaction where the directors’ or officers’ loyalties are divided;

(b)      participating in any transaction where the officers or directors receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)      unjustly enriching themselves at the expense or to the detriment of the public shareholders.

24.      Plaintiff alleges herein that defendants, separately and together, in connection with the Proposed Acquisition, are knowingly or recklessly breaching, or aiding and abetting the other defendants’ breaches of, their fiduciary duties including, but not limited to, their duties of loyalty, good faith, and independence as owed plaintiff and the other public shareholders of Micros. Additionally, certain of the Individual Defendants are engaging in self-dealing by obtaining for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their Micros common stock in the Proposed Acquisition.

25.      Because the Individual Defendants are knowingly or recklessly breaching their fiduciary duties of loyalty, good faith, and independence in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price, and terms, is placed upon defendants as a matter of law.

BACKGROUND ON THE COMPANY

26.      Micros was incorporated in 1977. Since that time, it has become a leader in point of sale hardware and services for the hospitality and retail industry. More than 330,000 Micros systems are installed in restaurants, hotels, motels, casinos, leisure and entertainment, and retail operations in more than 180 countries. For more than fifteen years, Micros has worked closely with Oracle to sell Oracle’s products to the Company’s customers in the hospitality business.

THE PROPOSED ACQUISITION

27.      On June 23, 2014, Micros issued a press release announcing the Proposed Acquisition. The press release stated, in pertinent part:

Columbia, MD – June 23, 2014—MICROS Systems, Inc. (NASDAQ:MCRS), a provider of information technology solutions for the hospitality and retail industries, today announced that it has entered into a definitive agreement to be acquired by Oracle. Under the terms of the agreement, MICROS stockholders will receive $68.00 in cash for each share of common stock they hold. The purchase price represents a fully-diluted equity value of approximately $5.3 billion, or $4.6 billion net of cash.

Cloud, mobile, social, big data and the internet of things are impacting every industry, encouraging companies to modernize in order to compete effectively. The addition of MICROS extends Oracle’s offerings in industries by combining MICROS’ industry specific applications with Oracle’s business applications, technologies and cloud portfolio. Together, Oracle and MICROS will help hotels, food & beverage facilities, and retailers to accelerate innovation, transform their businesses, and delight customers with complete, open and integrated solutions.

The Board of Directors of MICROS has unanimously approved the transaction. The transaction is expected to close in the second half of 2014, subject to MICROS stockholders tendering a majority of MICROS’ outstanding shares and shares representing vested equity incentive awards in the tender offer, certain regulatory approvals and other customary closing conditions.

“MICROS has been focused on helping the world’s leading brands in our target markets since we were founded in 1977, including running more than 330,000 sites across 180 countries today,” said Peter Altabef, President and CEO, MICROS. “In combination with Oracle, we expect to help accelerate our customers’ ability to innovate and differentiate their businesses by utilizing Oracle’s technologies, cloud solutions, and scale. We are very excited about the great opportunities this will create for our customers and employees.”

“Oracle has successfully helped customers across multiple industries, harness the power of cloud, mobile, social, big data and the internet of things to transform their businesses,” said Oracle President Mark Hurd. “We anticipate delivering compelling advantages to companies within the Hospitality and Retail industries with the acquisition of MICROS.”

“We are committed to protecting and enhancing customer investments in MICROS solutions. MICROS’ management and employees will form a dedicated business within Oracle to maintain their focus on serving customers,” said Bob Weiler, Executive Vice President, Oracle Global Business Units. “Our industry organizations maintain deep domain expertise and focused investment, which includes more than 18,000 Oracle employees and over $500 million in annual R&D spend. This model has proven highly successful across several industries, and we look forward to bringing these same benefits to the customers of MICROS.”

“We expect this transaction to be immediately accretive to Oracle’s earnings on a non-GAAP basis and to expand over time,” said Oracle President and CFO Safra Catz.

28.      On June 24, 2014, the Company filed a Current Report on Form 8-K with the U.S. Securities and Exchange Commission (“SEC”) wherein it disclosed the Merger Agreement. Collectively, the announcement of the Proposed Acquisition and the filing of the Merger Agreement reveal that the Proposed Acquisition is the product of a flawed sale process and, unless the offer price is increased, would be consummated at an unfair price. The Merger Agreement further reveals that the Individual Defendants agreed to a number of draconian deal protection devices designed to preclude any competing bids for Micros from emerging in the period following the announcement of the Proposed

Acquisition. As the Individual Defendants were duty bound to maximize shareholder value in connection with the Proposed Acquisition, the inclusion of these provisions, as detailed below, constitutes a further breach of their fiduciary duties.

29.      Specifically, Section 7.03 of the Merger Agreement subjects Micros to a strict no-solicitation clause that prohibits the Company from seeking a superior offer for its shareholders. Section 7.03(a) states:

Neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their Representatives to, and the Company shall instruct, and cause each applicable Subsidiary to instruct, each such Representative not to, directly or indirectly, solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal or the making of any inquiry, offer or proposal that would reasonably be expected to lead to any Acquisition Proposal, or, subject to Section 7.03(b), (i) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or any of its Subsidiaries to, afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to or otherwise cooperate in any way, or knowingly assist, participate in, facilitate or encourage any effort by, any Third Party that is seeking to make, or has made, any Acquisition Proposal, (ii) (A) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries or (B) approve any transaction under, or any Third Party becoming an “interested stockholder” under, the Maryland Business Combination Act, (iii) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Acquisition Proposal (other than a confidentiality agreement contemplated by Section 7.03(b)) or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, or (iv) resolve, propose or agree to do any of the foregoing. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by any Subsidiary of the Company or Representatives of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 7.03 by the Company. The Company shall, and shall cause its Subsidiaries and its and their respective Representatives to cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date hereof with respect to any Acquisition Proposal and shall use its reasonable best efforts to cause any such Third Party (or its agents or advisors) in possession of non-public information in respect of the Company or any of its Subsidiaries that was furnished by or on behalf of the Company and its Subsidiaries to return or destroy (and confirm destruction of) all such information.

30.      Though the Merger Agreement ostensibly has a “fiduciary out” provision that allows the Company to negotiate with other bidders, it may only do so in the rare event that the potential acquirer first makes a “bona fide unsolicited” acquisition proposal which the Board determines, in good faith and after consultation with its financial and legal advisors, is reasonably likely to lead to a “superior” proposal to the Proposed Acquisition. Collectively, the inability of the Company to provide any non-public information to, much less communicate with, any third-party regarding a potential transaction—as well as the fact that Section 7.03 of the Merger Agreement requires Micros to notify Oracle of any potentially “superior” offer it receives—renders the purported “fiduciary out” provision illusory and the likelihood of any rival bidder emerging, at best, miniscule.

31.      The likelihood of another offer emerging is even further reduced by the “matching rights” provision contained in Section 7.03(d) the Merger Agreement. This provision requires the Company to provide Oracle with copies of the superior proposal and affords Oracle a four business-day window within which to consider and match the terms of any superior proposal received by the Company, thereby further dissuading any competing bidders from emerging. Specifically, Section 7.03(d) states that the Board of the Company shall not make an Adverse Recommendation Change unless:

[T]he Company Board, following receipt of and on account of a Superior Proposal, may (i) make an Adverse Recommendation Change, or (ii) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal in accordance with the terms of Section 9.01 (d)(i), but only if, in either case, the Company Board determines in good faith, after consultation with outside legal counsel to the Company Board, that the failure to take such action would be a breach of its duties under Applicable Law; provided, however, that the Company Board shall not make an Adverse Recommendation Change or terminate this Agreement in accordance with Section 9.01 (d)(i), unless (A) the Company promptly notifies Parent (the “Adverse Recommendation Change Notice”), in writing at least four (4) Business Days before making an Adverse Recommendation Change or terminating this Agreement (the “Notice Period”), of its intention to take such action with respect to a Superior Proposal, (B) the Company attaches to such notice the most current version of the proposed agreement or a reasonably detailed summary of all material terms of any such Superior Proposal (which version or summary shall be updated on a prompt basis) and the identity of the Third Party making the Superior Proposal, (C) the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal, if Parent, in its discretion, proposes to make such adjustments (it being understood and agreed (x) that in the event that, after commencement of the Notice Period, there is any material revision to the terms of a Superior Proposal, including, any revision in price, the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remains in the Notice Period subsequent to the time the Company notifies Parent of any such material revision and (y) that there may be multiple extensions of the Notice Period); and (D) Parent does not make, within the Notice Period, an offer that is determined by the Company Board in good faith, after consulting with its outside counsel and financial advisor of nationally recognized reputation, to be at least as favorable to the stockholders of the Company as such Superior Proposal.

32.      Section 10.04 of the Merger Agreement subjects Micros to another preclusive deal-protection provision in the form of a $157,780,000 termination fee payable to Oracle should a superior proposal ultimately be accepted. In addition, the

Company is required under Section 10.04(d) to pay up to $5 million of Oracle’s expenses. A superior bidder would be required to pay this amount directly to Oracle rather than Micros shareholders, thereby making it even more difficult for any competing bidder to acquire the Company. Notably, there is no similar reverse termination fee should Oracle decide not to go through with the Proposed Acquisition.

33.      Collectively, these onerous and preclusive deal protection devices operate in conjunction to ensure that no competing offers will emerge for the Company and that the patently inadequate Proposed Acquisition is consummated, thereby guaranteeing that the Individual Defendants (along with certain other officers of Micros) will secure the personal financial benefits for which they negotiated in connection with the consummation of the Proposed Acquisition. Accordingly, the Individual Defendants’ efforts to put their own personal interests before those of the Company’s shareholders have resulted in the Proposed Acquisition being presented to Micros shareholders at an untenable and inadequate offer price which, arguably, cannot be topped by a competing bidder.

FAILURE TO MAXIMIZE SHAREHOLDER VALUE

34.      The Individual Defendants’ fiduciary duties require them to maximize shareholder value when entering into a change-in-control transaction such as the Proposed Acquisition. Here, however, the Proposed Consideration to be paid by Oracle in the Proposed Acquisition does not reflect the true inherent value of Micros as known only by the Individual Defendants, as directors and officers of the Company, and Oracle at the time the Proposed Acquisition was announced.

35.      On May 1, 2014, Micros announced financial results for its third quarter. As defendant Altabef, Micros’ President and CEO, stated, “We are pleased with the strong revenue growth and profit performance this quarter. We are encouraged by an improved demand environment for our solutions from current and new clients.” In particular, the Company announced: (i) revenue for the quarter was $349 million, an increase of $33.9 million, or 10.7%, versus the year ago period and revenue for the nine-month period was $1,009.3 billion, an increase of $69.8 million, or 7.4%, versus the year ago period; (ii) GAAP net income increased 13.6% ($6 million) from a year ago, reaching $50.3 million, and non-GAAP net income increased 10.8% ($5.3 million), reaching $55 million; (iii) GAAP diluted EPS for the quarter was $0.66 per share, an increase of $0.11, or 20.0%, versus the year ago period, and GAAP diluted EPS for the nine-month period was $1.63, an increase of $0.04, or 2.5%, versus the year ago period; and (iv) non-GAAP diluted EPS for the quarter was $0.72, an increase of $0.10, or 16.1%, versus the year ago period and non-GAAP diluted EPS for the nine-month period was $ 1.84, an increase of $0.08, or 4.5%, versus the year ago period.

36.      Moreover, the Company was still growing substantially. Micros announced financial guidance for fiscal 2014 of revenue between $1.360 billion and $1.385 billion and non-GAAP EPS from $2.53 to $2.57. The guidance reflects an increase in the ranges provided in January 2014. At that time, revenue guidance for fiscal 2014 was for revenue between $1.320 billion and $1.345 billion, and non-GAAP EPS between $2.46 and $2.51.

37.      The inadequacy of the Proposed Consideration is most blatant when looking at its premium to the Company’s average stock price for the past month. Proposed Consideration is only 20.8% premium to its monthly average before the announcement of the Proposed Acquisition. In comparison, over the past three years, the average premium for acquisitions in the systems software industry worth between $1 billion and $10 billion was almost 33%.

38.      Moreover, the Proposed Consideration is particularly inadequate when compared to the value of other similarly-sized companies in the same market. A common way to value a public company is by deriving a multiple of its peers price to their last twelve months (“LTM”) normalized EPS, and then applying that multiple to the Company’s normalized EPS. The Company’s peers median multiple of price to LTM normalized EPS is 41.12x. Using this multiple, the Company has a value of $80.20 per share.

39.      A public company can also be valued by deriving a multiple of its peers price to their GAAP EPS and then applying that multiple to the Company’s GAAP EPS. The median price to GAAP EPS for the Company’s peers is 37.40x. Using that multiple, the Company has a value of $80.78 per share.

THE INSIDERS’ BENEFITS FROM THE PROPOSED ACQUISITION

40.      In order to meet their fiduciary duties, the Individual Defendants are obligated to explore transactions that will maximize shareholder value, and not structure a preferential deal for themselves. Moreover, they are required to act with requisite care in pursuing a transaction, which includes hiring truly independent advisors. Here, however, the Individual Defendants have disloyally placed their own interests first.

41.      First and foremost, the Company’s insiders, including the Individual Defendant own 5.7% of Micros’ outstanding stock. As a result of this large illiquid holding, the insiders could not sell their stock in the Company without depressing the stock price. Accordingly, in order to liquidate their holdings, the Individual Defendants were willing to accept less than what the Company was truly worth.

42.      Further, the directors and officers of the Company are receiving preferential treatment as it comes to their stock options. Under Section 3.06 of the Merger Agreement, the members of the Board that are not also executives of the Company will have all their unvested stock options vest and then converted into a cash payment. The rest of the unvested stock options, including those held by management, will convert into Oracle stock options. As a result, the Company’s top executives and directors will receive a cash payment at the close of the merger totaling $82.5 million. The following tables show the total amount that each individual will receive:

Change in Control Benefits - Directors
Director	Payout on Exercisable Options	Payout on Unvested Options	Payout for Common Stock Holdings	Total Gain at Merger
Louis M. Brown, Jr.	$0.00	$0.00	$5,916,000.00	$5,916,000.00
B. Gary Dando	$5,397.93	$29,182.07	$204,068.00	$238,648.00
A. L. Giannopoulos	$18,477,300.00	$0.00	$0.00	$18,477,300.00
F. Suzanne Jenniches	$5,397.93	$29,182.07	$1,039,584.00	$1,074,164.00
John G. Puente	$5,397.93	$29,182.07	$1,836,068.00	$1,870,648.00
Dwight S. Taylor	$5,397.93	$29,182.07	$479,468.00	$514,048.00

Change In Control Benefits - Executives
Executive Officer	Payout on Exercisable Options	Consideration for Common Stock Holdings	Total Gain at Merger
Peter A. Altabef	$894,400.00	$0.00	$894,400.00
Kaweh Niroomand	$12,581,400.00	$0.00	$12,581,400.00
Thomas L. Patz	$24,912,573.36	$3,404,624.00	$28,317,197.36
Cynthia A. Russo	$11,884,200.00	$732,224.00	$12,616,424.00

43.      In addition, Oracle has announced that the Company’s management will continue on at Oracle post-closing. In particular, Bob Weiler, the Executive Vice President, Oracle Global Business Units stated “MICROS’ management and employees will form a dedicated business within Oracle to maintain their focus on serving customers.” Accordingly, not only did the insiders at the Company get to cash out their illiquid holdings for hundreds of millions of dollars, they are also able to receive new jobs at a larger company. While this is a great deal for Micros’ insiders, for the reasons explained above, it is not one for the Company’s shareholders.

44.      In light of these entanglements, the Board’s advisors were hopelessly conflicted and their retention tainted the entire acquisition process.

45.      As a result of defendants’ conduct, Micros’ public stockholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. The consideration reflected in the Merger Agreement does not reflect the true inherent value of the Company that was known only to the Individual Defendants, as directors and officers of Micros, and Oracle at the time the Proposed Acquisition was announced.

46.      In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•	Withdraw their consent to the sale of Micros and allow the shares to trade freely—without impediments such as the aforementioned no-solicitation, matching rights, and termination fee provisions;

•	Act independently so that the interests of Micros’ public stockholders will be protected;

•

Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligations or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Micros’ public stockholders;

•	Retain truly independent financial advisors; and

•	Solicit competing bids to Oracle’s offer without the impediments listed above to ensure that the Company’s shareholders are receiving the maximum value for their shares.

CLASS ACTION ALLEGATIONS

47.      Plaintiff brings this action individually and as a class action on behalf of the Class comprised of all holders of Micros common stock who are being harmed by defendants’ actions as described above. Excluded from the Class are the defendants and any individual or entity related to, or affiliated with, any defendant.

48.      This action is properly maintainable as a class action.

49.      The Class is so numerous that joinder of all members is impracticable. According to the Merger Agreement, there are over 74.7 million shares of Micros common stock outstanding as of June 19, 2014.

50.      There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a)       whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, good faith, diligence, fair dealing, independence, and/or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b)       whether the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(c)       whether the Individual Defendants are conflicted or otherwise engaging in self-dealing in connection with the Proposed Acquisition;

(d)       whether the Individual Defendants have breached any of their other fiduciary duties owed to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(e)       whether the Individual Defendants are unjustly enriching themselves and/or the other insiders/affiliates of Micros in connection with the Proposed Acquisition;

(f)       whether the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers designed to discourage other potentially interested parties from making an offer to acquire the Company or its assets;

(g)       whether the Individual Defendants retained conflicted financial advisors, who tainted the sale process;

(h)       whether Micros aided and abetted any of the Individual Defendants’ breaches of fiduciary duty owed to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(i)        whether Oracle, OC Acquisition, and/or Merger Sub aided and abetted any of the Individual Defendants’ breaches of fiduciary duty owed to plaintiff and the other members of the Class in connection with the Proposed Acquisition; and

(j)        whether plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Acquisition consummated.

51.      The prosecution of separate actions by individual members of the Class would: (i) create a risk of inconsistent or varying adjudications with respect to individual members of the Class; (ii) establish incompatible standards of conduct for defendants; and/or (iii) result in adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not party to those adjudications thereby substantially impairing (or entirely impeding) their ability to protect their own personal interests.

52.      Plaintiff, whose claims are typical of the other Class members, is committed to prosecuting this action and has retained competent counsel who will draw on their extensive experience litigating actions of this nature in order to fairly and adequately represent and protect the interests of plaintiff and the Class.

53.      Plaintiff does not have any interests adverse to the Class. Accordingly, there will be no difficulty in the management of this litigation as a class action. Indeed, a class action is superior to other available methods for the fair and efficient adjudication of this controversy.

54.      Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

Claim Against the Individual Defendants for Breach of Fiduciary Duties

55.      Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

56.      The Individual Defendants have knowingly, recklessly, and/or in bad faith violated their fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of Micros and have acted to put their personal interests ahead of the interests of Micros’ shareholders by, among other things:

(a)       failing to take steps to maximize the value of Micros to its public shareholders;

(b)       failing to properly value Micros and its various assets and operations;

(c)       ignoring and/or failing to protect against the numerous conflicts of interest resulting from the officers’ and directors’ own interrelationships or connections with the Proposed Acquisition; and

(d)       putting their personal interests and the interests of Oracle, OC Acquisition, and Merger Sub ahead of the interests of Micros shareholders.

57.      As a result of the Individual Defendants’ unlawful actions, plaintiff and the other Class members will be irreparably harmed in that they will not receive their fair portion of the value of Micros’ assets and operations.

58.      Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can they be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

59.      Indeed, unless the Proposed Acquisition is enjoined, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition terms, and may hold the shareholder vote on (and consummate) the Proposed Acquisition, all to the irreparable harm of the members of the Class.

SECOND CAUSE OF ACTION

Claim Against Micros for Aiding and Abetting Breaches of Fiduciary Duty

60.      Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

61.      Micros aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of the Company, including plaintiff and the members of the Class.

62.      The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

63.      By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

64.      Micros colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and was an active and knowing participant in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.

65.      Micros participated in the breach of the fiduciary duties by the Individual Defendants for the purpose of advancing its own interests. Micros obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches. Micros will benefit from the acquisition of the Company at an inadequate and unfair price if the Proposed Acquisition is consummated.

66.      Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

THIRD CAUSE OF ACTION

Claim Against Oracle, OC Acquisition, and Merger Sub for Aiding and Abetting

Breaches of Fiduciary Duty

67.      Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

68.      Oracle, OC Acquisition, and Merger Sub aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of the Company, including plaintiff and the members of the Class.

69.      The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

70.      By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

71.      Oracle, OC Acquisition, and Merger Sub colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.

72.      Oracle, OC Acquisition, and Merger Sub participated in the breach of the fiduciary duties by the Individual Defendants for the purpose of advancing their own interests. Oracle, OC Acquisition, and Merger Sub obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches. Oracle, OC Acquisition, and Merger Sub will benefit, inter alia, from the acquisition of the Company at an inadequate and unfair price if the Proposed Acquisition is consummated.

73.      Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in her favor and in favor of the Class and against defendants as follows:

A.      Declaring that this action is properly maintainable as a class action;

B.      Declaring and decreeing that the Merger Agreement was negotiated and/or executed in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

C.      Rescinding, to the extent already implemented, the Merger Agreement;

D.      Enjoining defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure reasonably designed to provide the best possible value for shareholders;

E.      Directing the Individual Defendants to exercise their fiduciary duties to commence a sales process that is reasonably designed to secure the best possible consideration for Micros and obtain a transaction which is in the best interests of Micros’ shareholders;

F.      Imposition of a constructive trust in favor of plaintiff and members of the Class, upon any benefits improperly received by defendants as a result of their wrongful conduct;

G.      Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H.      Granting such other and further equitable relief as deemed just and proper.

Dated: June 26, 2014

/s/ Patrick C. Smith
PATRICK C. SMITH
DEHAY & ELLISTON L.L.P.
36 South Charles Street, Suite 1300
Baltimore, MD 21201 Telephone: (410) 783-7225 Facsimile: (410) 783-7221
ROBBINS ARROYO LLP BRIAN J. ROBBINS STEPHEN J. ODDO EDWARD B. GERARD JUSTIN D. RIEGER 600 B Street, Suite 1900
San Diego, CA 92101 Telephone: (619) 525-3990 Facsimile: (619) 525-3991

PAUL M. BRANNON BRANNON LAW FIRM, LLC 3500 North Hullen Street Metairie, LA 70002 Telephone: (504) 456-8696 Facsimile: (504) 456-8697
Attorneys for Plaintiff